EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 07, 2022 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held in Toronto yesterday, the eight director nominees listed in FirstService’s management information circular dated February 25, 2022 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yousry Bissada	25,902,763	85.443%	4,413,072	14.557%
Bernard I. Ghert	29,472,456	97.218%	843,379	2.782%
Steve H. Grimshaw	30,031,689	99.063%	284,146	0.937%
Jay S. Hennick	29,432,544	97.086%	883,291	2.914%
D. Scott Patterson	30,287,442	99.906%	28,393	0.094%
Frederick F. Reichheld	29,355,980	96.834%	959,855	3.166%
Joan Eloise Sproul	30,104,548	99.303%	211,287	0.697%
Erin J. Wallace	20,095,805	66.288%	10,220,030	33.712%

*   The number of votes disclosed reflects proxies received by management in advance of the meeting.

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year and a non-binding advisory resolution on FirstService’s approach to executive compensation, all as set out in the Circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $3.2 billion in annual revenues and has approximately 25,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. For the latest news from FirstService Corporation, visit www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566